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Larry Spirgel Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F St., N.E. Washington, D.C. 20549	Los Angeles Madrid	Tokyo Washington, D.C.

Re:	CommScope Holding Company, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 16, 2013
File No. 333-190354

Dear Mr. Spirgel:

On behalf of our client, CommScope Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on August 2, 2013, as amended by Amendment No. 1 filed with the Commission on September 4, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the Commission on September 12, 2013 (“Amendment No. 2”), Amendment No. 3 filed with the Commission on September 16, 2013 (“Amendment No. 3”) and Amendment No. 4 filed with the Commission on September 27, 2013 (“Amendment No. 4”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Frank B. Wyatt, II, the Company’s Senior Vice President, General Counsel and Secretary, dated September 23, 2013, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 5, marked to show changes against Amendment No. 3, in the traditional non-EDGAR format to each of Brandon Hill, Celeste M. Murphy, Charles Eastman, Terry French and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 1, 2013

The Offering, page 8

1.	We note your response to comment 2 from our letter dated September 12, 2013. Please revise your description here to specify the amount of proceeds that you intend to use redeem your 2019 notes. In addition, please clarify whether you expect to have any excess proceeds to use for general corporate purposes. To the extent you intend to use all net proceeds from this offering to redeem your notes, please statement regarding using “the remainder for general corporate purposes.”

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 8 and 40 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marvin S. Edwards, Jr. of CommScope Holding Company, Inc.

Frank B. Wyatt, II of CommScope Holding Company, Inc.

Brandon Hill

Celeste M. Murphy

Charles Eastman

Terry French